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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

   Includes the translation of the notice sent by Sociedad Quimica y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on May 14,
 2003, regarding the appointment of the Chairman and Vice Chairman of the Board.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
           (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    x                 Form 40-F
                    -----                          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                            No    x
             -----                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

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                                Free Translation

                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                          Santiago, May 14, 2003

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Libertador Bernardo O'Higgins Avenue No 1449
Santiago


Dear Mr. Superintendent.


We hereby inform you that on May 13, 2002, the Board of Directors of Sociedad Quimica y Minera de Chile S.A. (SQM) has unanimously agreed to -i- appoint Mr. Julio Ponce Lerou as Chairman of the Board -ii- appoint Mr. Wayne R. Brownlee as Vice Chairman of the Board and -iii- appoint Messrs. Wayne R. Brownlee, Avi Milstein and Jose Antonio Silva Bafalluy as members of SQM's Directors Committee.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,



                     Sociedad Quimica y Minera de Chile S.A.


                         Conf: /s/ Patricio Contesse G.
                               ------------------------
                              Patricio Contesse G.
                             Chief Executive Officer


Cc:      Santiago Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         The Bank of New York

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                           Conf: /s/ Ricardo Ramos R.
                                ---------------------
                                Ricardo Ramos R.
                             Chief Financial Officer




                               Date: May 14, 2003